Exhibit 99.1

Mountain Province Diamonds Provides Gahcho Kué Project Update

Shares Issued and Outstanding: 100,501,351
TSX: MPV
NYSE MKT: MDM

•	Project 17% complete at end February 2014
•	First production on schedule for Q3 2016

TORONTO AND NEW YORK, March 24, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today provided an update on progress at the Gahcho Kué diamond project, a joint venture between De Beers Canada (51%) and Mountain Province Diamonds (49%).

Project schedule

As at the end of February 2014 the overall project was 17 percent complete and first production remains on schedule for Q3 2016. In a statement issued on March 21, 2014, and available on www.debeersgroup.com, De Beers confirmed that there has been no change in the project schedule and that "both partners are happy with the progress to date".

Site preparation

A total of approximately 670 truckloads of equipment and supplies have so far been delivered to Gahcho Kué on the 2014 ice road. A further approximately 100 truckloads are expected to be delivered by the end of March 2014. There are currently approximately 120 people on site and this number is expected to increase through the balance of the year. At peak construction there will be approximately 700 people employed at Gahcho Kué. Work to date has been completed without any lost-time injuries.

Construction of the main airstrip has commenced and prefabricated units of the main camp have been delivered to Gahcho Kué. The main camp and airstrip are expected to be ready for use by mid-2014. Delivery and installation of eight 500-cubic meter fuel tanks has been completed and fuel deliveries are currently underway. Construction of two 18,000 cubic meter fuel tanks is also underway. Sufficient fuel will be delivered to site to support the construction operation for the next twelve months. Shareholders can view photographs of site activities at www.mountainprovince.com.

Feasibility study update

Preparation of the feasibility study update is continuing and the results are expected to be announced by the end of the month. The updated feasibility study will include an updated Reserve statement, updated capital and operating cost estimates, and updated project economics. The Company will provide further details on financing plans upon completion of the updated feasibility study.

Permitting

Processing of the Gahcho Kué full Land Use Permit and Class A Water License remains on schedule. These new permits are expected to be approved during H2 of 2014.

Tuzo deep drilling

Drilling of the first of three vertical holes to depths of 750 meters commenced in February 2014. On reaching a depth of 395 meters the drill rods became stuck in the first hole. While attempts to re-drill the first hole from a wedge at approximately 300 meters are continuing, a second drill rig has been brought to site and has commenced drilling. Further updates on progress will be provided.

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Mountain Province Diamonds: Gahcho Kué is the world's largest and richest new diamond mine. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that Gahcho Kué has an IRR of 33.9%.

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:08e 24-MAR-14